Exhibit 99.1

Forafric Achieves Record High Crushing Volume During First Half of 2022

Company secures sufficient soft wheat supply, with up to three months of inventory.

CASABLANCA, MOROCCO, August 4, 2022 – Forafric Global PLC (Nasdaq: AFRI, or “Forafric”), a vertically integrated agribusiness serving Africa, today announced that it achieved record high crushing volume over the first half of 2022, with more that 276,000 Metric Tons (MT) of soft wheat processed in Morocco, its largest market. Furthermore, Forafric has been able to successfully navigate the international grain markets to secure enough soft wheat to constantly have between 2.5 and 3 months of inventory.

When excluding new capacity acquired over the last 12 months, crushing volume totaled 241,000 MT, still a record for the company. 241,000 MT represents a 9% increase over the same period last year, 27% over 2020, and 38% over pre-COVID 2019.

“Both of these key metrics – record first-half crushing volume and stable inventory levels – are very positive indicators for Forafric. Given the instability in international grain markets, especially as a result of the conflict in Ukraine, Forafric’s crushing volume and inventory show that our advanced procurement capabilities allow us to not only withstand, but thrive in, these chaotic market conditions,” said Saad Bendidi, Chairman of Forafric. “Forafric raised capital in the public markets to increase our capacity and footprint in Morocco as well as Africa as whole. We believe that adding production lines and inventory are key components of our overall strategy to take Forafric’s business to the next level.”

About Forafric

Forafric is a leading agribusiness player in Africa with activities in Morocco and Sub-Saharan Africa. It is the milling industry leader with a complete range of flour and semolina, and secondary processing products such as pasta and couscous. The Group operates 12 industrial units, and 2 logistics platforms. Forafric exports its products to more than 45 countries around the world. Forafric intends to continue expanding both in Morocco and in Africa and contributing to growing Africa food security.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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